Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-205410

San Diego Gas & Electric Company

Final Term Sheet

June 5, 2017

3.750% First Mortgage Bonds, Series RRR, due 2047

This free writing prospectus relates only to the securities described below and should be read together with San Diego Gas & Electric Company’s preliminary prospectus supplement dated June 5, 2017 (the “Preliminary Prospectus Supplement”), the accompanying prospectus dated July 13, 2015 and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	San Diego Gas & Electric Company (the “Company”)

Anticipated Ratings[1]:	Aa2 (stable) by Moody’s Investor Service

A+ (stable) by Standard & Poor’s Ratings Services

AA- (stable) by Fitch Ratings

Trade Date:	June 5, 2017

Settlement Date:	June 8, 2017 (T+3)

Securities Offered:	3.750% First Mortgage Bonds, Series RRR, due 2047 (the “Bonds”)

Aggregate Principal Amount Offered:	$400,000,000

Interest Payment Dates:	June 1 and December 1, commencing December 1, 2017

Coupon:	3.750% per annum, accruing from June 8, 2017

Maturity:	June 1, 2047

Yield to Maturity:	3.775%

Spread to Benchmark Treasury:	+93 basis points

Benchmark Treasury:	3.000% due February 15, 2047

Benchmark Treasury Yield:	2.845%

Optional Redemption Provision:	Prior to December 1, 2046 (the “Par Call Date”), make-whole call at Adjusted Treasury Rate (as defined in the Preliminary Prospectus Supplement) +15 basis points. On and after the Par Call Date, 100% of the principal amount.

[1]	Note: A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.

See the Preliminary Prospectus Supplement for the definition of “Adjusted Treasury Rate” and for further terms and provisions applicable to optional redemption. The Bonds are also subject to redemption under the limited circumstances described in the Preliminary Prospectus Supplement under the caption “Supplemental Description of First Mortgage Bonds–Optional Redemption–Sale, Eminent Domain, Etc.”

Price to Public:	99.554%, plus accrued interest, if any

CUSIP:	797440 BV5

ISIN:	US797440BV50

Total Net Proceeds:	Approximately $394.7 million, after deducting the underwriting discount but before deducting estimated offering expenses payable by the Company.

Joint Book-Running Managers:	CastleOak Securities, L.P.

Credit Agricole Securities (USA) Inc.

Credit Suisse Securities (USA) LLC

Goldman Sachs & Co. LLC

SMBC Nikko Securities America, Inc.

Co-Managers:	Academy Securities, Inc.

Apto Partners, LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling CastleOak Securities, L.P. collect at (646) 521-6700, by calling Credit Agricole Securities (USA) Inc. toll-free at (866) 807-6030, by calling Credit Suisse Securities (USA) LLC toll-free at (800) 221-1037, by calling Goldman Sachs & Co. LLC toll-free at (866) 471-2526 or by calling SMBC Nikko Securities America, Inc. toll-free at (888) 868-6856.

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